INVEST IN **IGLOO MOUNTAIN LODGE**

Sustainable lodging in the heart of the Washington Cascade mountains

PITCH VIDEO   INVESTOR PANEL



igloomountainlodge.com   Glacier WA





Infrastructure | Technology | Retail | Construction | Travel and Tourism

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 21   ASK A QUESTION 1

Highlights

1. Our sister company has 65K+ followers on Instagram and growing We're expecting similar traction
2. Beautiful, accessible, and unserved location in WA holding the world record of snow for Mt Baker
3. Our scaling model allows us to break ground with minimal funding, lowering risk of stalling out.
4. A+ rating on AIRDNA for location. AirDNA tracks the performance data of 10M Airbnb/VRBO rentals
5. Evolving the glamping trend with unique igloos expertly curated with luxury amenities
6. Our innovative service model uses half the staff of traditional hotels of the same capacity.
7. Perfectly designed for a safe COVID-19 'bubble' vacation.
8. By investing in this project, you'd be approached first for future IML developments

Our Team



Youri Benoiston Founder

After the success of Igloo Beach Lodge in Costa Rica, he saw the more exciting possibilities of extending the concept internationally.

> With Igloo Beach Lodge, we were able to create something economical, sustainable, beautiful, and functional. When we saw that there was an opportunity to translate this model to Mt. Baker, one of America's best mountains for skiing, snowboarding, and hiking, it felt like a natural fit to bring our Igloos to outdoor lovers in the Cascades.



Mark Buehrer Construction Consultant

Mark is the founder and director of 2020 ENGINEERING and is a recognized authority on green buildings. He is a registered professional civil engineer, author, and inventor.



Chris Minchella Business Advisor

Chris Minchella is a commercial real estate broker and business advisor working with companies in the hospitality and CPG sectors.

SEE MORE

Why invest with us ?

Because we can turn renderings into reality !


Renderings for Costa Rica project in 2017


IGLOO BEING BUILD
Copy link
Watch on YouTube


IGLOO BEACH LODGE TODAY !
Copy link
AND LOUNGE POOLSIDE WITH
REFRESHING SIPS IN HAND.
Watch on YouTube

OPPORTUNITY

Beautiful, Accessible, and unserved location in Glacier, WA with one of America's best snowboarding destinations "Mount Baker"

The world record for the most snow in one season is now held by Mount Baker !!

Mountain towns are becoming an emerging market for active migrations. In addition, increase in annual visits to ski lodges and mountain resorts illustrate the rise in popularity and demand for mountainous accommodation.

- Modern day travelers are more inclined towards ecotourism, and are willing to spend more on their vacations without compromising the ecosystem & the local habitat.
- These travelers are more conscious of consequences of their actions during their vacations; and hence demands for sustainable travel & accommodation.
- One of the biggest emerging trends coming out of the COVID-19 crisis is the spike in domestic travel. As people around the world have had their hopes of international travel dashed, domestic tourism markets are preparing for a boom in bookings as restrictions ease.



2nd Location Glacier, Washington

Tourism spending continues to rise in Whatcom County

Visitor Spending in Whatcom County Totaled $705.7 Million in 2018 and Ranks 5th in Washington State After King, Pierce, Spokane, and Snohomish Counties.

Lodging posted the biggest increase locally, rising 7.6 percent year-over-year to $76.2 million in 2016.

THE BELLINGHAM HERALD

Bloomberg

We'll All Be Renting a Local Airbnb This Summer

Yes, people are itching to travel, but their first holidays are likely to be close to home.

Areas that tourists can drive to, and classic local vacation spots, such as the mountains, lakes and beaches, are proving resilient.



Travel Begins at Home
Destinations that traditionally attract more domestic travelers are seeing the biggest recovery in demand
Increase in new short-term rental bookings since April 6
400%
300
200
100
0
U.S. leisure domestic
322.0%
U.S. leisure domestic
U.S. leisure international
U.S. cities domestic
U.S. cities international
European cities domestic
European cities international
Source: AirDNA
Note: Domestic is those destinations more reliant on home country visitors. International is more reliant on overseas travelers.

LOCATION MAP

GLACIER

Mount Baker Highway

Whatcom County



10287 Old Mount Baker Highway
Bellingham
Anacortes
Sedro-Woolley
Burlington
Mt Vernon
2 h 10 min
114 miles
Whidbey Island
Everett
Redmond
Seattle

West Vancouver
Vancouver
Coquitlam
Burnaby
Surrey
Richmond
1 h 54 min
112 km
Harrison
Chilliwack
Langley Twp
Abbotsford
Cultus Lake
White Rock
Blaine
Point Roberts
Sumas
Lynden
2 h
125 km
Maple Falls

OUR SOLUTION

WHAT DO WE OFFER?

A "home away from home" perhaps more beautiful and modern than most residences, to ensure many return visits.

A campus of 50 self check-in private monolithic domes that combine the best of hotel

and vacation rentals. Designed and equipped specifically for short term rentals, each unit will house all the amenities of a modern vacation home for comfortable stays.

- IGLOO Lodge garners eco-tourism sensibilities and smart home technologies.
- We offer an environment of modern comfort that surpasses the existing market standards
- Our unique design approach and infrastructure will pave the way for a sustainable and eco-friendly future.
- An economical way to build. We can build 4 igloos for the price of one rental property at the same location
- The domes would be constructed to leave little carbon footprint and conserve 30-40% energy.
- Payroll will be drastically reduced because of its self check-in format



IGLOO MOUNTAIN LODGE W/ ATTACHED HOT TUB ENCLOSURE

IGLOO TODAY

IGLOO Lodge is an established eco-tourism brand in the Latin American market, with its popularity growing worldwide.

FACEBOOK

16157
FOLLOWERS

18
EMPLOYEES

INSTAGRAM

65.9 K
FOLLOWERS

24
UNITS




TARGET GROUP

- Outdoor enthusiasts
- Retirees
- Snowboarders
- Couples
- Skiers
- Families
- LGBTQ
- Foreign Tourists
- Milleniums
- Honeymooners
- Work retreat



STATS ECOTOURISM/ SHORT TERM RENTAL

FACTS & FIGURES

 Highest visitations were of 2.5 billion ecotourists and they visited USA

 Vacation Rental Revenue 2019: $14.458 billion in the US

 $600 Billion in revenue was generated through 8 Billion ecotourists

 33% of travelers take trips within 250 miles of their home

 30% of vacation rental homeowners will rent them as short-term rentals in 2018

 Projected # Users of Vacation Rentals in 2019: 31.88 million in the US

 68% in 2018 Demand for eco friendly accommodation

 87% in 2019 Demand for sustainable travel & accommodation

 In 2019, 32% tourists felt guilty of the impact of their vacation on environment

 In 2019, 47% tourists saw the positive effect that sustainable tourism can have on locals 5

 In 2019, 54% tourists saw the visible impact of tourism at the destinations

 74% of millennial travelers have rented a vacation rental



POSSIBLE FUTURE LOCATIONS

Based on the travelling trends & current Ski Resort and outdoor market we have identified following locations for our IGLOO Mountain Lodge.



WA
OR
MT
ND
MN
ID
WY
SD
WI
MI
NV
UT
CO
NE
IA
CA
IL
IN
OH
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
KS
MO
KY
WV
VA
AZ
NM
OK
AR
TN
NC
SC
MS
AL
GA
TX
LA
FL
AK
HI

Our locations will be at a maximum of 3 hours from major cities and at a maximum of 30 minutes drive from ski slopes and outdoor activities.

BUSINESS MODEL

We combined the best of hotels and vacation rentals...

SOURCES OF REVENUE

1. Hotel Rooms



2. Short/Long Term Rentals



3. IGLOO Construction



4. Restaurant Sale



AMENITIES

- [x] Kitchen
- [x] Heating
- [x] Washer
- [x] Wifi
- [x] Indoor fireplace
- [x] Iron
- [x] High chair
- [x] Smoke alarm
- [x] Private bathroom
- [x] Self check-in
- [x] Free parking on premises
- [x] Hot tub
- [x] Pets allowed
- [x] Iron
- [x] Laptop-friendly workspace
- [x] TV
- [x] Hair dryer

THE MARKET

MOUNTAIN LODGE & SKI RESORT MARKET

According to the National Ski Areas Association (NSAA), there are 476 operational Ski areas across 37 US counties



51 NEW YORK
43 MICHIGAN
31 WISCONSIN
31 COLORADO
30 CALIFORNIA
14 WASHINGTON
Pacific N.West
4.085 MILLIONS VISITORS TO SKIING AREA



Housing Stock by Primary Use in Select Mountain Resort Markets; 2009-2017
Seasonal Housing Units
Non-Seasonal Housing Units
Share of Housing Units for Seasonal, Recreational, or Occasional Use
Historic Sales Transactions by Year and Price in Select Mountain Resort Markets; 2003-2017
<$1M
$1-$2M
$2-$5M
$5M+
Share of Sales over $1M (R)

While designing IGLOO Lodge, our focus remained firm entirely on construction methodologies that have very low environmental impact and footprint



- Our accommodations would be first of its kind in the US market, since its successful launch in Costa Rica, our concept proved that demand is significantly higher than traditional accommodations
- Unlike traditional developments, our policies support sustainability of our ecosystem.
- In addition to respecting the natural environment and local cultural traditions, we focus on:
  - A harmonious partnering of smart technologies with beautiful, natural landscapes
  - Innovative, as well as whimsical design and

experiences that go beyond the native or traditional treasures and create a whole new world of fun and imaginative possibilities.





IGLOO BEACH LODGE - MANUEL, ANTONIO, COSTA RICA

MARKETING STRATEGIES

DIRECT SALES/ BOOKING ENGINES

Traditional rental modes will be used such as airBnb/ VRBO and numerous hotel booking engines.

EXEMPLARY SERVICES

Ensuring highest quality of services to existing customers, by providing luxury, comfort and sustainable lodging, we will tap into the word of mouth market.

DIGITAL MARKETING

Conventional modes of marketing such as social media campaigns, influencer marketing & celebrity brand affiliation will be utilized to promote IGLOO Lodge.

PR CAMPAIGNS

An exemplary PR Campaign will be deployed which will utilized traditional modes of marketing (Print Media).



IGLOO MOUNTAIN LODGE - PROPOSED INTERIOR - KITCHEN

PROJECT TIMING



	MONTH 1	MONTH 2	MONTH 3	MONTH 4	MONTH 5	MONTH 6	MONTH 7	MONTH 8	MONTH 9
1. FUNDING									
1.1. Land Acquisition									
2. PLANNING & BUILDING PERMITS									
3. CONSTRUCTION									
4. MARKETING									
5. SOFT OPENING									
6. GRAND LAUNCH									

Milestone

* Successfully opened the first location in Costa Rica

* Mountain property has been selected and under contract

* Planning, design and engineering are in process

ADDITIONAL REVENUES



Spa services and wellness activities on site

Transportation from your igloo to the mountain slopes with an EV van.



Outdoor rental gear placed in your igloo before arrival

A selection of fresh and dry food products, beer/wine and liquor will be stocked prior to the guests arrival so guests have more time for fun and relaxation instead of time and energy lost grocery shopping.

Seasonal locker rental for all your outdoor gear. No more packing heavy stuff

MARKET COMPARISON

AIRDNA

"Airbnb investing is delivering great returns across the world. A whole new asset class is emerging that is delivering stable long-term cash flows whilst building equity in real estate. Returns of 40+% are common"

2 bed · 2 bath · 6 guests
11MBR Family Cabin with Hot Tub!

$57.4K	$75.9K	
Revenue	Revenue Potential	
282	51%	$397
Days Available	Occupancy	ADR

2 bed · 1.5 bath · 6 guests
Mt. Baker Rim Family Cabin #44-HO...

$76.5K	$77.6K	
Revenue	Revenue Potential	
360	55%	$384
Days Available	Occupancy	ADR

2 bed · 1 bath · 6 guests
Mt Baker Rim Cabin #53 - A cozy cabi...

$55.7K	$86.6K	
Revenue	Revenue Potential	
220	76%	$333
Days Available	Occupancy	ADR

Disclaimer: These projections cannot be guaranteed